EXHIBIT 99.1

Stantec awarded contract to provide suite of architectural and engineering services for the Bureau of Reclamation

Design of critical infrastructure to support a sustainable water and power future for the Western US

EDMONTON, Alberta and NEW YORK and DENVER, Feb. 03, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been awarded a five-year indefinite delivery/indefinite quantity (IDIQ) contract to provide a full suite of architectural, engineering, professional, and technical services for the Bureau of Reclamation (Reclamation), a federal agency under the US Department of the Interior.

Stantec’s work will support Reclamation’s mission to assist in meeting the increasing water and power demands of the Western US while protecting the environment. In alignment with the US infrastructure bill, which prioritizes water, dam, and hydropower security, Stantec will support a variety of projects, including dams, canals, fish passage, hydropower facilities, hydraulic structures, pipelines, new buildings, bridges, water treatment plants, and additional water infrastructure. Work under this IDIQ contract may be performed throughout Reclamation’s footprint, which spans 17 Western States (extending from California, north to the Canadian border, east to North Dakota, and south to Texas).

Under the US$45-million contract, Stantec will work closely with Reclamation’s Technical Services Center—the organization’s resource center for engineering, scientific, and technical expertise—on a variety of projects within the civil, geotechnical, mechanical, electrical, water and environmental science, engineering, risk analysis, dam safety, and security professional service areas.

Reclamation is the largest wholesaler of water in the country, delivering water to more than 31 million people and providing irrigation for 60% of the nation’s vegetables and 25% of its fruits and nuts. Additionally, Reclamation is the second largest producer of hydropower in the US, operating 53 hydroelectric powerplants that have produced an average of 40 billion kilowatt-hours annually over the last decade. Hydropower is a critical component of the energy transition, the move from carbon-based fuels to renewable energy sources.

“Reclamation is a leader in meeting water and power demand, and we’re incredibly excited to support their continued mission to deliver a sustainable and reliable water supply to the Western US, while protecting the environment,” said Stu Lerner, Stantec’s chief operating officer. “We look forward to building on our longstanding history collaborating with Reclamation on the delivery of high-quality, successful projects to help meet increasing water needs and balance the multitude of competing uses of water in the West.”

Stantec has a long history of supporting Reclamation as a trusted partner on major water resources, ecosystem restoration, and hydropower projects, such the San Joaquin River Restoration Program in Central California and the Grand Coulee Power Plant Rehabilitation and Upgrade in Washington. Over the last 20 years, Stantec has delivered more than 190 on-call/task orders and contracts for Reclamation. This work has spanned a broad scope of architectural/engineering services, accounting for more than US$165 million in gross revenue.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the services described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the services described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the services referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph (949) 632-6319	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind